AVATAR HOLDINGS INC.
                               201 ALHAMBRA CIRCLE
                           CORAL GABLES, FLORIDA 33134




                                  June 21, 2006


BY EDGAR correspondence
-----------------------

Mr. John Cash
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549

          Re:      Avatar Holdings Inc.
                   Response to Staff Comments on:
                   Form 10-K for the fiscal year ended December 31, 2005 Filed March 15, 2006

                   File No. 1-7395

Dear Mr. Cash:

     On behalf of Avatar Holdings Inc. ("Avatar"), this letter responds to your letter dated June 7, 2006, relating to comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") on the above-referenced filing of Avatar. The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter.


FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Note G. Notes, Mortgage Notes and Other Debt, page 64
-----------------------------------------------------

1. WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT NINE. IN YOUR ANALYSIS OF PARAGRAPH 11(A) OF SFAS NO. 133, IT IS UNCLEAR TO US HOW YOU HAVE CONSIDERED PARAGRAPH 4 OF EITF 00-19. WE NOTE THAT THE HOLDERS OF YOUR 4.5% CONVERTIBLE SENIOR NOTES CAN RECEIVE THEIR PROCEEDS IN A FIXED NUMBER OF SHARES OR EQUIVALENT AMOUNT OF CASH, OR A COMBINATION OF SHARES OF COMMON STOCK AND CASH. GIVEN THAT THE SETTLEMENT TERMS OF THE CONVERSION OPTION INCLUDE A PROVISION FOR A COMBINATION OF SHARES AND CASH, IT APPEARS THAT THE INSTRUMENT IS NOT CONVENTIONAL CONVERTIBLE AND FURTHER ANALYSIS IS REQUIRED. PLEASE PROVIDE US WITH A DETAILED EVALUATION OF THE APPLICABILITY OF THE CRITERIA IN PARAGRAPH 12 THROUGH 32 OF EITF 00-19 TO THE EMBEDDED CONVERSION FEATURE.

Mr. John Cash
June 21, 2006
Page 2


Pursuant to the 4.5% Convertible Senior Notes (the "Notes") and the related indenture, holders may only realize the value of the conversion option (represented by the Notes) by exercising the option and receiving the entire proceeds in a fixed number of shares (for each $1,000 principal amount of Notes surrendered for conversion, a holder will receive 19.0006 shares of our common stock) or an equivalent amount of cash, at our discretion. Additionally, we can issue, at our discretion, a combination of shares of common stock and cash. The holder, however, can only require settlement in shares of common stock. Paragraph 4 of EITF 00-19 provides for an exception to the requirements of paragraphs 12 through 32 of EITF 00-19 for contracts such as the Notes which are "conventional convertible instruments in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer)." Convertible debt that provides the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered "conventional" for purposes of applying EITF 00-19. Although the settlement terms of the conversion option may include a combination of shares and cash, we believe the Notes are conventional convertible debt instruments within the meaning of EITF 00-19 since the form of settlement is at our discretion. Moreover, pursuant to paragraph 4 of EITF 00-19, the requirements of paragraphs 12 through 32 of EITF 00-19 do not apply and no evaluation of the applicability of these criteria to the conversion option is necessary.



Note O. Financial Information Relating to Industry Segments, page 73
--------------------------------------------------------------------

2. WE READ THAT YOU HAVE FOUR REPORTABLE SEGMENTS: PRIMARY RESIDENTIAL, ACTIVE ADULT COMMUNITY, COMMERCIAL AND INDUSTRIAL AND OTHER LAND SALES, AND OTHER OPERATIONS. WE ALSO NOTE THAT YOU OPERATE IN TWO DISTINCT AREAS OF THE COUNTRY - FLORIDA AND ARIZONA. PLEASE TELL US WHAT CONSIDERATION YOU GAVE TO THE DIFFERENT MARKETS IN FLORIDA AND ARIZONA WHEN DETERMINING YOUR REPORTABLE SEGMENTS. IN THIS REGARD, IT IS UNCLEAR TO US THAT THE MARKETS IN FLORIDA AND ARIZONA MEET THE CRITERIA OF PARAGRAPH 17 OF SFAS 131 AND EITF 04-10, INCLUDING SHARING SIMILAR LONG-TERM AVERAGE GROSS MARGINS, TO PERMIT THE AGGREGATION OF THESE REGIONS WITHIN EACH REPORTABLE SEGMENT. TO HELP US BETTER UNDERSTAND THIS MATTER, PLEASE ALSO PROVIDE US WITH COPIES OF THE INTERNAL REPORTS THAT WERE REVIEWED BY YOUR CHIEF OPERATING DECISION MAKER (CODM) FOR THE PURPOSES OF ALLOCATING RESOURCES AND ASSESSING PERFORMANCE FOR THE MOST RECENT FISCAL QUARTER AND COPIES OF ANY REPORTS THAT WERE PROVIDED TO YOUR BOARD OF DIRECTORS.

Mr. John Cash
June 21, 2006
Page 3



     We are engaged in homebuilding operations in the southern Arizona community of Rio Rico. The nature of the products sold, the construction process, the type or class of customer and the method by which we deliver homes are similar characteristics to the primary residential homebuilding operations in Florida. The reported revenues and operating income of our Arizona operations for the year ended December 31, 2005 represented 3.36% of combined revenues and 1.29% of combined operating income, respectively, of all operating segments. The total assets from our Arizona operations as of December 31, 2005 represented 4.96% of combined total assets of all operating segments. Paragraph 18 of SFAS 131 requires an enterprise to report separately information about an operating segment that meets certain quantitative thresholds as a "reportable segment". None of the quantitative thresholds set forth in paragraph 18 of SFAS 131 were met. Therefore, we concluded that based on the similarities of the characteristics of the Arizona homebuilding activities to our Florida primary residential homebuilding activities and the insignificance of the Arizona operations to our overall business, it was appropriate to include the homebuilding operations of our Arizona activities in the primary residential reportable segment. Avatar is supplementally providing the Staff with copies of the materials requested in the last sentence of this comment No. 2.



     If you have any questions or would like additional information, please contact the undersigned at (305) 442-7000.



                                       Very truly yours,

                                       AVATAR HOLDINGS INC.

                                        By: /s/ Charles L. McNairy
                                       ------------------------------
                                       Charles L. McNairy
                                       Executive Vice President, Chief Financial
                                       Officer and Treasurer